Exhibit 99.1

August 2, 2022

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have read Explanatory Note of Form 6-K of Dogness (International) Corporation dated August 2, 2022. We agree with the statements made concerning our firm contained therein.

We have no basis to agree or disagree with any other statements contained in Form 6-K.

Yours very truly,

/s/ Prager Metis CPAs LLC

Hackensack, New Jersey